

October 25, 2021

Darren Marble
Co-Chief Executive Officer
Crush Capital Inc.
Spring Place
9800 Wilshire Blvd.
Beverly Hills, CA 90212

Re: Crush Capital Inc.
    Amendment No. 4 to Offering Statement on Form 1-A
    Filed September 21, 2021
    File No. 024-11293

Dear Mr. Marble:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Circular

Summary, page 1

1. We note your revised disclosure here, which states that "one of the distinguishing features of Going Public compared to other similar types of shows is that viewers will be able to invest in the featured issuers while watching the series." However, as you have disclosed on page 17, no episodes will be aired until each issuer's respective offering statement has been qualified in the case of firm commitment offerings, which will leave little to no time for investors to watch the series before making a determination to invest. In light of this, as well as the fact that you have no control over whether or not Dalmore will ultimately be retained by featured issuers, and, if retained, you cannot control whether Dalmore will be able to allocate any securities of featured issuers to your viewers, any such

   assurance seems inappropriate. Please revise.

The Company's Business, page 14

2. You state here and elsewhere in your offering circular that you "expect that retail investors will be able to request to subscribe through the broker-dealer and be included in the underwriter's allocation directly." Given that you have no control over how the broker-dealer or underwriter choose to manage these offerings, this statement seems inappropriate. Please revise to remove or clarify that there is no certainty as to how and when investors can invest in issuers featured on Going Public, given that you do not play a role in this aspect of the featured issuer's offerings.

  You may contact Tatanisha Meadows at 202-551-3322 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry at 202-551-3621 or Mara Ransom at 202-551-3264 with any other questions.

         Sincerely,

         Division of Corporation Finance
         Office of Trade & Services

cc: Heidi Mortensen